08028014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8- 49994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeWeb LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 2200 Plaza Five
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Pittinsky 201-536-6528 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Berns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeWeb LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JONATHAN PITTINSKY
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Nov. 7, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TradeWeb LLC

Statement of Financial Condition
December 31, 2007

TradeWeb LLC
Index
December 31, 2007

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of TradeWeb LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of TradeWeb LLC (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

As discussed in note 4, the Company has extensive transactions and relationships with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those transactions that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2008

TradeWeb LLC
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 25,765,201
Accounts receivable	9,479,681
Receivable from affiliates	797,856
Deferred tax asset	518,217
Other assets	78,285
Total assets	$ 36,639,240
Liabilities and Member's Capital	
Accrued compensation expense	$ 7,039,062
Payable to affiliates	4,288,574
Accounts payable and accrued expenses	3,432,787
Total liabilities	14,760,423
Member's capital	21,878,817
Total liabilities and member's capital	$ 36,639,240

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Prior to December 31, 2007, TradeWeb LLC (the "Company"), was a wholly owned subsidiary of Thomson TradeWeb LLC ("Thomson TradeWeb"). Thomson TradeWeb is a wholly owned subsidiary of The Thomson Corporation Delaware Inc. ("Thomson"). On December 31, 2007, Thomson TradeWeb transferred all its ownership interest in the Company to TradeWeb Global LLC (the "Parent"), a subsidiary indirectly owned by Thomson TradeWeb. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides services that enable institutional investors to view fixed income market data and trade fixed income securities with their dealers on a communication network (the "TradeWeb Network") developed by the Thomson TradeWeb.

2. Significant Accounting Policies

The following is a summary of significant accounting policies:

Cash and Cash Equivalents
The Company considers short-term money market instruments with an original maturity of three months or less at the date of purchase to be cash equivalents. At December 31, 2007, cash equivalents include an investment in a money market fund of $24,751,579 with a major financial institution.

Income Tax
As a single member limited liability company, the Company is treated as a division of Thomson for federal and state income tax purposes, and not as a separate taxable entity. Thomson allocates to the Company its share of the consolidated Federal and State tax expense or benefits based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. Income taxes are accounted for in accordance with SFAS No.109, "Accounting for Income Taxes". The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. A valuation allowance is recorded to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income for future years. At December 31, 2007, the Company has not recorded a valuation allowance against deferred tax assets as it has determined that it is more likely than not that the deferred tax assets will be realized.

Revenue Recognition
The Company earns transaction fees from fixed income securities transactions executed on the TradeWeb Network. The Company earns subscription fees from granting access to the TradeWeb Network to institutional investors.

The Company earns a business employment incentive grant from the New Jersey Economic Development Authority. The grant is calculated based on employee state income taxes withheld by the Company. The grant is recognized over the commitment duration as specified in the agreement between the Company and the New Jersey Economic Development Authority.

Accounts receivable on the Statement of Financial Condition consist of transaction and subscription fees receivables.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Indemnifications
In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the TradeWeb Network infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of $10,509,746, which exceeded its requirement of $984,028 by $9,525,718. The Company's ratio of aggregate indebtedness to net capital was 1.40 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under the exemptive provision of (k)(2)(i).

4. Related Party Transactions

Thomson TradeWeb provides the Company with various services, including the use of the TradeWeb Network, software, furniture, equipment and leasehold improvements, for which it does not charge the Company. The Company incurs certain direct and indirect costs that relate to the activities of Thomson TradeWeb.

Affiliates of the Company are reimbursed by the Company for expenses paid on behalf of the Company for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services. For the year ended December 31, 2007, the Company reimbursed such affiliates approximately $26,200,000 for these expenses.

5. Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker/dealers. The Company believes that its credit risk exposure is limited and does not consider it necessary and, therefore, has not established an allowance for doubtful accounts with regard to these receivables.

6. Employees Savings Plan

The Company has a 401(k) savings plan for its employees whereby employees may voluntarily contribute up to 16% of their annual compensation, excluding bonus. The Company matches 50% of the employee's contribution, up to 3%, which vests over a four year period of time.

7. Subsequent Event

On January 2, 2008, Thomson sold an indirect minority interest in the Company to Nexus LLC, an entity owned by nine of the world's leading investment and commercial banks. This transaction is intended to drive the expansion of electronic trading, utilizing TradeWeb's multi-dealer marketplace for fixed income and derivatives to create a global multi-asset class execution venue for institutional investors.

END